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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            _______________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                           MILLER EXPLORATION COMPANY
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                   600533 20 2
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                                 (CUSIP Number)

                                   Mark Early
                               Vinson & Elkins LLP
                            3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2875
                                 (214) 220-7700

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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                December 19, 2002
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             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]


                         (Continued on following pages)

                                     Page 1

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-----------------------
 CUSIP No. 600533 20 2                 13D                                Page 2
-----------------------


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1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Ms. Kellie K. Miller
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [X]
                                                                     (b) [_]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS
           N/A
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [_]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                                     7     SOLE VOTING POWER
                 NUMBER OF
                                           127,551
                  SHARES            --------------------------------------------
                                     8     SHARED VOTING POWER
               BENEFICIALLY
                                           0
                 OWNED BY           --------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                   EACH
                                           127,551
                  PERSON            --------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                   WITH
                                           0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       127,551
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
       EXCLUDES CERTAIN SHARES
                                                                         [_]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       6.4%
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14     TYPE OF REPORTING PERSON

       IN
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                                     Page 2

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Item 1.   Security and Issuer

     The class of equity security to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Miller Exploration Company, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 3104 Logan Valley Road, Traverse City, Michigan.

Item 2.   Identity and Background

     This statement is being filed on behalf of Kellie K. Miller ("Ms. Miller), a "Reporting Person".

(a)  Name: Kellie K. Miller
(b)  Residence address: 8808 Pine Island Court, Mattawan, Michigan 49071
(c) Ms. Miller is the spouse of David A. Miller who is the son of C.E. Miller. C.E. Miller is the Chairman of the Board of Miller Exploration Company.
(d) Ms. Miller, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Ms. Miller, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was not and is not subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  Ms. Miller is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

     See Item 4.

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Item 4.  Purpose of Transaction

Ms. Miller, as sole trustee of the Kellie K. Miller Trust, purchased 127,551 shares of Common Stock of the Company pursuant to a Stock Purchase Agreement dated December 19, 2002 by and between C.E. Miller, Eagle Investments, Inc., Kellie K. Miller Trust dated July 14, 1989 and Debra A. Miller Trust dated February 20, 1989. C.E. Miller and Eagle Investments, Inc. sold 43,495 shares and 211,606 shares, respectively. Of the shares held by Eagle Investments, Inc., 127,551 were sold to Kellie K. Miller Trust. All of the 43,495 shares held by C.E. Miller plus the remaining 84,055 shares held by Eagle Investments, Inc. were sold to Debra A. Miller Trust.

Ms. Miller acquired the shares as an investment. The Reporting Person does not have any plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuers or any of its subsidiaries;

     (c) A sale of transfer of a material amount of assets of the issuer of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

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Item 5.        Interest in Securities of Issuer

         (a)

         (1) Ms. Miller may be deemed to beneficially own in the aggregate 127,551 shares of Common Stock, representing approximately 6.4% of the outstanding shares of Common Stock. Ms. Miller has sole voting and dispositive power over all 127,551 shares.


         (2) Ms. Miller has a pecuniary interest in 106,627 shares of Common Stock owned by David A. Miller. David A. Miller is the spouse of Kellie K. Miller. Ms. Miller does not have voting or dispositive power over these shares and, therefore, such shares are not included in this report.

         (b)

         (1) Ms. Miller has sole voting and dispositive power over 127,551 shares. All of the 127,551 shares over which Ms. Miller has sole voting and dispositive power are held of record by the Kellie K. Miller Trust dated July 14, 1989 of which Ms. Miller is the sole beneficiary and trustee.

         (c)   Not applicable.

         (d)   Not applicable.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with ' Respect to Securities of the Issuer

         See Item 4.

Item 7.        Material to be Filed as Exhibits

99.1* Stock Purchase Agreement dated December 19, 2002 by and between C.E. Miller, C.E. Miller Trust dated September 10, 1980 and Eagle Investments, Inc. as sellers and Debra A. Miller, Trustee of the Debra A. Miller Trust dated February 20, 1989 and Kellie K. Miller, Trustee of Kellie K. Miller Trust dated July 14, 1989 as buyers.

_________________

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2003                        By: /s/ Kellie K. Miller
-----------------------------------         ----------------------------
               Date                         Name:  Kellie K. Miller

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                                  EXHIBIT INDEX

99.1* Stock Purchase Agreement dated December 19, 2002 by and between C.E. Miller, C.E. Miller Trust dated September 10, 1980 and Eagle Investments, Inc. as sellers and Debra A. Miller, Trustee of the Debra A. Miller Trust dated February 20, 1989 and Kellie K. Miller, Trustee of Kellie K. Miller Trust dated July 14, 1989 as buyers.

___________________
* Filed Herewith

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